Filed Pursuant to Rule 424(b)(5)
Registration No. 333-275099

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 5, 2023 and the Prospectus Supplements dated December 6, 2023, December 2, 2024, and April 4, 2025)

Up to $3,633,730

Common Stock

This prospectus supplement updates and amends certain information in our base prospectus, dated December 5, 2023, as supplemented by our prospectus supplement dated December 6, 2023, as further supplemented by the prospectus supplements dated December 2, 2024 and April 4, 2025 (as further supplemented, the “Initial Prospectus Supplement”, and, collectively with the base prospectus, the “Prospectus”), relating to the sale of shares of our common stock, $0.001 par value per share, from time to time through H.C. Wainwright & Co., LLC, as sales agent or principal, in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, pursuant to the Sales Agreement (as defined in the Prospectus).

This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto.

Our common stock is listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “BCDA.” The last reported sale price of our common stock on the Nasdaq on July 7, 2025 was $2.10 per share.

We are filing this prospectus supplement to update the maximum aggregate offering amount of shares we are eligible to sell in this offering to $3,633,730, which amount is in addition to the approximately $3.1 million of gross proceeds we have received for sales of our common stock pursuant to the Sales Agreement under the Prospectus prior to the date of this prospectus supplement.

The aggregate market value of our outstanding common stock held by non-affiliates is approximately $12.8 million, based on 5,517,012 shares of outstanding common stock, of which 4,487,631 shares were held by non-affiliates, and a per share price of $2.85 based on the closing sale price of our common stock on May 9, 2025, which is the highest closing sale price of our common stock on the Nasdaq within the prior 60 days of this prospectus supplement. As a result, we are currently eligible to offer and sell up to an aggregate of approximately $3,633,730 of our securities under this prospectus supplement and the Prospectus. In no event will the aggregate offering amount of securities sold by us or on our behalf under this prospectus supplement pursuant to General Instruction I.B.6 of Form S-3 during the twelve-month period immediately prior to, and including, the date of any such sale, exceed one-third of the aggregate market value of our common stock held by non-affiliates in any 12 calendar month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75.0 million. During the 12 calendar month period that ends on and includes the date hereof, we have sold approximately $0.6 million of our shares of common stock pursuant to General Instruction I.B.6 of Form S-3.

Investing in our common stock involves significant risk. You should review carefully the risk factors described in, and incorporated by reference under, “Risk Factors” beginning on page S-3 of the Initial Prospectus Supplement and page 3 of the accompanying base prospectus before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is July 8, 2025